Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2025 and June 30, 2026
(Expressed in U.S. Dollars – except for share data)

		December 31,	June 30,
ASSETS	Note	2025	2026
CURRENT ASSETS:
Cash and cash equivalents		$5,649,692	$35,739,253
Due from related party, current	3	6,034,859	4,619,805
Accounts receivable trade		620,683	1,381,344
Inventories		147,365	87,709
Prepaid expenses and other assets		398,812	370,235
Investment in crypto assets-Bitcoin	8	3,851,400	2,576,214
Total current assets		16,702,811	44,774,560

NON-CURRENT ASSETS:
Vessels, net	3,5	39,207,988	31,999,671
Due from related party	3	981,162	592,620
Prepaid expenses and other assets, non current		357,769	—
Deferred charges, net	4	1,699,383	1,346,643
Total non-current assets		42,246,302	33,938,934
Total assets		$58,949,113	$78,713,494

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable		512,030	1,076,491
Due to related party, current		106,944	106,944
Deferred revenue		698,000	713,000
Accrued liabilities		1,285,392	1,499,747
Total current liabilities		2,602,366	3,396,182

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 shares issued and outstanding as of December 31, 2025, and June 30, 2026, respectively, aggregate liquidation preference of $50,000,000 as of December 31, 2025 and June 30, 2026, respectively	7	25,877,180	25,877,180
Total mezzanine equity		25,877,180	25,877,180

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 3,900,000,000 shares authorized; 187,049 and 582,524 shares issued; 184,991 shares (net of 2,058 treasury shares) and 582,524 outstanding as of December 31, 2025, and June 30, 2026, respectively	6	187	582
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	6	40	40
Additional paid-in capital		31,576,581	44,566,504
Treasury shares; 2,058 and 0 shares as of December 31, 2025 and June 30, 2026, respectively		(130,548)	—
(Accumulated deficit)/Retained earnings		(976,693)	4,873,006
Total shareholders’ equity		30,469,567	49,440,132
Total liabilities, mezzanine equity and shareholders’ equity		58,949,113	78,713,494

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

		Six months Ended June 30,	Six months Ended June 30,
REVENUES:	Note	2025	2026
Pool revenues	12	3,598,828	3,725,158
Time charter revenues		—	4,248,000
Total vessel revenues		3,598,828	7,973,158

EXPENSES:
Voyage expenses (including $116,068 and $245,934 to related party for the six months ended June 30, 2025, and 2026, respectively)	3,13	(410,169)	(747,043)
Vessel operating expenses	13	(1,238,068)	(2,732,190)
Management fees to related party	3	(193,851)	(544,600)
Depreciation and amortization	4,5	(729,585)	(1,437,133)
General and administrative expenses (including $222,185 and $410,480 to related party for the six months ended June 30, 2025, and 2026, respectively)	3	(756,423)	(1,574,630)
Gain on sale of vessel (including $0 and $128,000 sale and purchase commissions to related party for the six months ended June 30, 2025, and 2026, respectively)	3	—	6,206,743
Total expenses		$(3,328,096)	$(828,853)

Operating income		$270,732	$7,144,305

OTHER (EXPENSES)/INCOME:
Finance costs		(6,022)	(33,207)
Interest income		169,895	261,085
Change in fair value of crypto assets-Bitcoin	8	—	(1,275,186)
Foreign exchange (losses)/gains		(822)	2,702
Total other income/(expenses), net		$163,051	$(1,044,606)

Net income and comprehensive income		$433,783	$6,099,699
Dividend on Series A Preferred Shares	3,15	(106,944)	(250,000)
Net income attributable to common shareholders		$326,839	$5,849,699
Earnings per common share, basic	11	$9.42	$14.07
Earnings per common share, diluted	11	$2.00	$3.25
Weighted average number of common shares, Basic	11	34,710	415,863
Weighted average number of common shares, Diluted	11	216,541	1,875,095

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

					Treasury stock							Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	# of Common Shares	Amount	Additional Paid-in capital	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/ Retained earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2024	—	—	1,000	1	—	—	—	(1)	21,111,822	—	21,111,822	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	573,218	(139,435)	433,783	—	—
Net increase in Former Parent Company Investment	—	—	—	—	—	—	—	—	329,618	—	329,618	—	—
Cancellation of common shares due to Spin-Off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at Spin-Off, including Issuance of capital and preferred stock, net of costs	40,000	40	31,823	32	—	—	5,692,854	—	(22,014,658)	—	(16,321,732)	2,000,000	25,877,180
Issuance of common shares pursuant to registered equity offerings	—	—	48,106	48	—	—	15,017,449	—	—	—	15,017,497	—	—
Dividend on Series A preferred shares	—	—	—	—	—	—	—	—	—	(106,944)	(106,944)	—	—
Balance, June 30, 2025	40,000	40	79,929	80	—	—	20,710,303	—	—	(246,379)	20,464,044	2,000,000	25,877,180

Balance, December 31, 2025	40,000	40	187,049	187	(2,058)	(130,548)	31,576,581	—	—	(976,693)	30,469,567	2,000,000	25,877,180
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	6,099,699	6,099,699	—	—
Redemption of fractional shares	—	—	(19)	—	—	—	—	—	—	—	—	—	—
Exercise of pre-funded warrants(Note 6)	—	—	68,445	68	—	—	(68)	—	—	—	—	—	—
Issuance of common shares pursuant to ATM (Note 6)	—	—	395,774	396	—	—	16,259,829	—	—	—	16,260,225	—	—
Repurchase of common shares pursuant to self-Tender offer (Note 6)	—	—	(66,667)	(67)	—	—	(3,139,292)	—	—	—	(3,139,359)	—	—
Cancellation of common shares pursuant to share repurchase program	—	—	(2,058)	(2)	2,058	130,548	(130,546)	—	—	—	—	—	—
Dividend on Series A preferred shares	—	—	—	—	—	—	—	—	—	(250,000)	(250,000)	—	—
Balance, June 30, 2026	40,000	40	582,524	582	—	—	44,566,504	—	—	4,873,006	49,440,132	2,000,000	25,877,180

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars)
	Note	Six months ended June 30, 2025	Six months ended June 30, 2026
Cash Flows (used in)/provided by Operating Activities:
Net income		$433,783	$6,099,699
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	4,5	729,585	1,437,133
Change in fair value of crypto assets-Bitcoin		—	1,275,186
Gain on sale of vessel		—	(6,206,743)
Changes in operating assets and liabilities:
Accounts receivable trade		(303,922)	(760,662)
Inventories		(20,346)	59,656
Due from related party		12,201,784	1,903,596
Prepaid expenses and other assets		(124,791)	386,347
Accounts payable		(259,998)	365,416
Accrued liabilities		410,425	237,897
Deferred revenue		—	15,000
Dry-dock costs paid		—	(16,259)
Net cash provided by Operating Activities		13,066,520	4,796,266

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements		—	(118,638)
Net proceeds from sale of vessel		—	12,328,880
Net cash provided by Investing Activities		—	12,210,242

Cash flows (used in)/provided by Financing Activities:
Net increase in Former Parent Company Investment		329,618	—
Gross proceeds from issuance of common shares pursuant to registered direct offerings	6	17,157,000	—
Common share issuance expenses pursuant to registered equity offerings		(1,501,182)	—
Gross proceeds from issuance of common shares pursuant to at the Market offering agreement		—	17,050,366
Common share issuance expenses pursuant to at the Market offering agreement		—	(681,938)
Payment for repurchase of common shares pursuant to self-tender offer		—	(3,035,375)
Payment of Dividend on Series A Preferred Shares		(1,389)	(250,000)
Capital contribution from Former Parent Company due to Spin-Off	1,6	10,356,450	—
Net cash provided by Financing Activities		26,340,497	13,083,053

Net increase in cash and cash equivalents		39,407,017	30,089,561
Cash and cash equivalents at the beginning of the period		369	5,649,692
Cash and cash equivalents at the end of the period		39,407,386	35,739,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.         Basis of Presentation and General information:

Robin Energy Ltd. (“Robin”, or the “Company”) was formed on September 24, 2024 as a wholly owned subsidiary of Toro Corp. (“Toro”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands. On April 14, 2025 (the “Distribution Date”), Toro completed the Spin-Off of Robin based on the terms approved by the independent disinterested directors of Toro following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Toro separated its Handysize tanker fleet from its liquefied petroleum gas (“LPG”) carrier fleet by, among other actions, contributing to Robin (i) its interest in the subsidiaries comprising its tanker fleet, Vision Shipping Co., owning one tanker vessel and Xavier Shipping Co. and (ii) $10,356,450 in cash for additional working capital, in exchange for (i) 31,823 common shares of Robin (post reverse stock splits as described below), (ii) the issuance to Toro of 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin (the “Series A Preferred Shares”) having a stated amount of $25 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Robin’s common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Robin began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “RBNE” on April 15, 2025.

In addition, Robin entered into various agreements effecting the separation of its business from Toro including a Contribution and Spin-Off Distribution Agreement entered into by Robin and Toro on April 14, 2025 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, Toro agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries Toro retained after the Distribution Date and Robin agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Toro and Robin and provides Toro with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Toro in connection with the Spin-Off. Following the successful completion of the Spin Off on April 14, 2025, Robin reimbursed Toro for expenses related to the Spin-Off that were incurred by Toro, except for any of these expenses that were incurred or paid by any of Robin’s subsidiaries after April 14, 2025.

The Spin-Off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries (collectively, the “Company”).

On December 24, 2025, the Company effected a 1-for-5 reverse stock split on its issued and outstanding common shares, and on July 9, 2026, the Company effected a 1-for-15 reverse stock split on its issued and outstanding common shares (Note 15(b)). All shares and per share amounts disclosed in the accompanying unaudited condensed consolidated financial statements give effect to these reverse stock splits retroactively for the periods presented. The July 9, 2026 reverse stock split occurred after the close of the period but before the financial statements were issued and has accordingly been given retroactive effect.

The Company’s vessels are currently engaged in the worldwide transportation of liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), is a related party controlled by Petros Panagiotidis, Robin’s Chairman and Chief Executive Officer, provides commercial ship management services, ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s subsidiaries’ consent, for the Company’s vessels. Castor Ships provided most of the ship management services from June 7, 2023 until the sale date for M/T Wonder Mimosa, and from September 3, 2025 and March 13, 2026, for LPG Dream Syrax and LPG Dream Terrax, respectively, and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.         Basis of Presentation and General information: (continued)
As of June 30, 2026, Robin had 7 wholly owned subsidiaries incorporated in the Republic of Marshall Islands.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 10, 2026 (the “2025 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.         Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report. During the six-month period ended June 30, 2026, except for the recent accounting pronouncements described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements.

Recent Accounting Pronouncements:

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The amendments in this update require entities to initially measure paid-in-kind (“PIK”) dividends on equity-classified preferred stock using the PIK dividend rate stated in the preferred stock agreement, rather than at fair value. The ASU is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.         Transactions with Related Parties:

(a)   Castor Ships:

For a further description of the services provided by, and transactions with, Castor Ships prior to January 1, 2026, please refer to Note 3 to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.As of June 30, 2026, Castor Ships provided most of the ship management services from June 7, 2023 until the sale date, September 3, 2025 and March 13, 2026, for M/T Wonder Mimosa, LPG Dream Syrax and LPG Dream Terrax, respectively and a third-party manager provided certain ship management services through subcontracting agreements to the vessels. Castor Ships pays, at its own expense, the third-party management company a fee for the services it has subcontracted to such company without any additional cost to the Company.

During the six months ended June 30, 2025 and 2026, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $193,851 and $544,600, respectively, (ii) charter hire commissions amounting to $116,068 and $245,934, respectively and (iii) sale and purchase commissions amounting to $0 and $128,000 (due to the sale of the vessel M/T Wonder Mimosa (Note 5)). During the six months ended June 30, 2025 and 2026, the Company was charged capital raising commissions by Castor Ships amounting to $171,570 and $170,504, respectively (Note 6).

In addition, until April 14, 2025, part of the general and administrative expenses incurred by Toro has been allocated on a pro rata basis within ‘General and administrative expenses’ of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Toro’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. For further details of the allocation, please refer to the consolidated financial statements and related notes included in the 2025 Annual Report. During the period from January 1 through April 14, 2025, the above mentioned administration fees charged by Castor Ships to Toro that were allocated to the Company amounted to $50,757 and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period from April 14 through June 30, 2025, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $171,428 which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the six months ended June 30, 2025 and in the same period of 2026, the aggregate amount of $222,185 and the amount of $410,480, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2025 and June 30, 2026, the working capital guarantee advances to Castor Ships amounted to $981,162 and $592,620, respectively, which are presented in ‘Due from related party, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2025 and June 30, 2026, working capital guarantee deposits relating to third-party managers and advances for operating expenses made by the Company to Castor Ships amounted to $6,034,859 and $4,619,805 which are included in ‘Due from related party, current’ in the accompanying unaudited condensed consolidated balance sheets.

(b)   Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on April 14, 2025, Robin issued 2,000,000 1.00% Series A Preferred Shares to Toro having a stated amount of $25 per share and a par value of $0.001 per share (Note 7). During the six months ended June 30, 2026, the Company paid to Toro a dividend amounting to $250,000 and the amount of accrued dividend on Series A Preferred Shares due to Toro as of June 30, 2026 was $106,944, and is presented in ‘Due to related party, current’ in the accompanying unaudited condensed consolidated balance sheet.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.         Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2025	$1,699,383
Amortization	(352,740)
Balance June 30, 2026	$1,346,643

5.          Vessels, net:

(a) Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2025	$42,370,405	$(3,162,417)	$39,207,988
Capitalized vessel improvements	(1,786)	—	(1,786)
Vessel disposal (b)	(8,912,837)	2,790,699	(6,122,138)
Depreciation	—	(1,084,393)	(1,084,393)
Balance June 30, 2026	$33,455,782	$(1,456,111)	$31,999,671

The Company reviewed its vessels for impairment and were not found to have an indication of impairment as the fair values were in excess of carrying values on June 30, 2026.

(b) Vessel Disposal:

On April 22, 2026, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Mimosa for a gross sale price of $12.8 million. The vessel was delivered to its new owners on April 29, 2026. In connection with this sale, the Company recognized during the second quarter of 2026 a gain of $6.2 million which is presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The sale of the above vessel took place due to a favorable offer.

6.         Equity Capital Structure:

Under Robin’s initial Articles of Incorporation dated September 24, 2024, Robin’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On April 7, 2025, the Company’s articles of incorporation were amended and restated and Robin’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share.  For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2026, please refer to Note 6 to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.

At the Market (“ATM”) Offering Agreement

During the six months ended June 30, 2026, the Company received gross proceeds of $17.1 million by issuing 0.4 million common shares through the ATM offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC (“sales agents”), pursuant to which it may offer and sell common shares through the sales agents at its discretion.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.         Equity Capital Structure: (continued)

Prefunded Warrants

In the first quarter of 2026, all outstanding pre-funded warrants were exercised on a net exercise basis for an aggregate of 68,445 common shares pursuant to the registered direct equity offering on October 27, 2025.

Self-Tender offer

On March 24, 2026, the Company commenced a tender offer to purchase up to 66,667 common shares (1,000,000 common shares pre-reverse stock split as described in Note 1 and 15(b)) at $3.00 per share (pre-reverse stock split as described in Notes 1 and 15(b)), which expired on April 23, 2026. The offer was oversubscribed and the Company accepted 66,667 shares for an aggregate cost of $3.0 million excluding fees relating to the offer.

Cancellation of repurchased common shares

On December 16, 2025, the Company’s Board of Directors authorized the repurchase of up to $1.0 million of the Company’s common shares. During the year ended December 31, 2025, the Company repurchased 2,058 common shares for aggregate consideration of $0.1 million, which were classified as treasury shares as of December 31, 2025. These shares were cancelled in January 2026, and, as of June 30, 2026, there are no treasury shares.

As of June 30, 2026, the Company had 582,524 common shares issued and outstanding.

7.         Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Toro 2,000,000 Series A Preferred Shares with par value of $0.001 and a stated value of $25 each. Details of the Company’s Series A Preferred Shares are discussed in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

As of June 30, 2026, the net value of the Series A Preferred Shares (the “Mezzanine Equity”) amounted to $25,877,180 comprising the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $25,942,180, less issuance costs of $65,000 and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. As the Series A Preferred Shares are not considered probable of becoming redeemable, due to a specific threshold and absence of a mandatory redemption date or obligation, no subsequent adjustment of the amount presented in Mezzanine equity is required as per ASC 480-10-S99. During the six months ended June 30, 2025 and 2026, the Company paid to Toro a dividend amounting to $1,389 and $250,000, respectively, on the Series A Preferred Shares for the period from April 14, 2025 to April 14, 2025 and October 15, 2025 to April 14, 2026. The accrued amount for the period from April 15, 2026 to June 30, 2026 (included in the dividend period ended July 14, 2026) amounted to $106,944.

8.          Investment in crypto assets-Bitcoin

Details of the Company’s Investment in crypto assets-Bitcoin is discussed in Note 8 to the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report. The following table sets forth the units held, cost basis, and the fair value of its investments in crypto assets, as shown on the unaudited condensed consolidated balance sheets as of June 30, 2026:

	Units	Cost basis	Fair value
Investment in crypto assets:
Bitcoin	44.006	$5,000,000	$2,576,214
Total	44.006	$5,000,000	$2,576,214

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.          Investment in crypto assets-Bitcoin: (continued)
The following table presents a reconciliation of the fair value of the Company’s investment in crypto assets- Bitcoin for the six months period ended June 30, 2026:

Investment in crypto assets-Bitcoin
Balance December 31, 2025	$3,851,400
Change in fair value of crypto assets-Bitcoin	(1,275,186)
Balance June 30, 2026	$2,576,214

Bitcoin is included in current assets in the unaudited condensed consolidated balance sheets due to the Company’s ability to sell them in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations when needed.

9.         Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, trade accounts receivable, amounts due from related party, and investments in crypto assets - Bitcoin. The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities and amounts due to related party.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, amounts due from/to related party, accounts payable and accrued liabilities: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investments in crypto assets – Bitcoin: The carrying value reported in the accompanying unaudited condensed consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy, as it is determined though quoted prices in an active market.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related party and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.         Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2026. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending June 30,	Amount
2027	$4,926,700
Total	$4,926,700

11.       Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with (i) the Spin-Off and (ii) the reverse stock splits (Note 1 and 15(b)).

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 7) calculated with the “if converted” method by using the average closing market price over the reporting periods. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Net income and comprehensive income (1)	$433,783	$6,099,699
Dividend on Series A Preferred Shares	(106,944)	(250,000)
Net income attributable to common shareholders, basic	$326,839	$5,849,699
Dividend on Series A Preferred Shares	106,944	250,000
Net income attributable to common shareholders, diluted	$433,783	$6,099,699

Weighted average number of common shares outstanding, basic	34,710	415,863
Effect of dilutive shares	181,831	1,459,232
Weighted average number of common shares outstanding, diluted	216,541	1,875,095
Earnings per common share, basic	$9.42	$14.07
Earnings per common share, diluted	$2.00	$3.25

(1)	For the six months ended June 30, 2026, “Gain on sale of vessel” amounting to $6,206,743 is included in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.        Vessel Revenues:

The following table includes the vessel revenues earned by the Company for the six months ended June 30, 2025 and 2026, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Pool revenues	3,598,828	3,725,158
Time charter revenues	—	4,248,000
Total Vessel Revenues	$3,598,828	$7,973,158

The Company generates its revenues from time charters and pool arrangement for the six-month period ended June 30, 2026.

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

The main objective of a pool is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into a pool arrangement for a minimum period of six months, subject to certain rights of suspension and/or early termination.

13.       Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2025	2026
Brokerage commissions	—	84,960
Brokerage commissions-related party	116,068	245,934
Port & other expenses	294,101	344,294
Bunkers consumption	—	71,855
Total Voyage expenses	$410,169	$747,043

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2025	2026
Crew & crew related costs	757,771	1,788,436
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	260,435	506,665
Lubricants	40,430	69,202
Insurance	61,864	110,262
Tonnage taxes	15,087	24,692
Other	102,481	232,933
Total Vessel operating expenses	$1,238,068	$2,732,190

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.       Segment Information:

The reportable segment reflects the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The table below presents information about the Company’s reportable segment for the six months ended June 30, 2025, and 2026. The accounting policies followed in the preparation of the reportable segment are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements.

	Six months ended June 30, 2025		Six months ended June 30, 2026
	Tanker segment	Total	Tanker segment	LPG carrier segment	Total
Pool revenues	$3,598,828	$3,598,828	$3,725,158	$—	3,725,158
Time charter revenues	—	—	—	4,248,000	4,248,000
Total vessel revenues	$3,598,828	$3,598,828	$3,725,158	$4,248,000	$7,973,158
Voyage expenses (including charges from related party)	(410,169)	(410,169)	(531,552)	(215,491)	(747,043)
Vessel operating expenses	(1,238,068)	(1,238,068)	(869,986)	(1,862,204)	(2,732,190)
Management fees to related party	(193,851)	(193,851)	(146,400)	(398,200)	(544,600)
Depreciation and amortization	(729,585)	(729,585)	(358,331)	(1,078,802)	(1,437,133)
Gain on sale of vessel	—	—	6,206,743	—	6,206,743
Segments operating income	$1,027,155	$1,027,155	$8,025,632	$693,303	$8,718,935
Finance costs		(6,022)			(33,207)
Interest income		169,895			261,085
Change in fair value of crypto assets-Bitcoin		—			(1,275,186)
Foreign exchange (losses)/gains		(822)			2,702
Less: Unallocated corporate general and administrative expenses (including related party)		(756,423)			(1,574,630)
Net income and comprehensive income, before taxes		$433,783			$6,099,699

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2025, and June 30, 2026, is as follows:

	As of December 31, 2025	As of June 30, 2026
Tanker segment	12,377,612	5,398,945
LPG carrier segment	36,570,846	34,788,280
Cash and cash equivalents(1)	5,648,644	35,738,462
Prepaid expenses and other assets(1)	4,352,011	2,787,807
Total assets	$58,949,113	$78,713,494

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.       Subsequent Events:

(a)  Dividend on Series A Preferred Shares: On July 15, 2026, the Company paid to Toro a dividend amounting to $125,000 on the Series A Preferred Shares for the dividend period from April 15, 2026 to July 14, 2026.

(b)  Reverse stock split: On July 9, 2026, the Company effected a 1-for-15 reverse stock split of its common shares without any change in the number of authorized common shares. As a result of the reverse stock split, the number of issued and outstanding shares as of July 9, 2026, was decreased to 582,297 (including fractional shares), while the par value of the Company’s common shares remained unchanged at $0.001 per share.

(c)  Underwritten equity offering: On July 27, 2026, the Company issued and sold 750,000 common shares at an offering price of $4.00 per share in an underwritten public offering. The gross proceeds from the offering were $3.0 million, before deducting underwriting discounts, commissions, and other offering expenses. In addition, the Company has granted the underwriter a 45-day option to purchase up to 54,380 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The option expired on September 10, 2026 and no additional shares have been issued pursuant to this option.

(d)  Withdrawal of Form 20-F relating to proposed spin-off: In light of the sale of the Company’s tanker vessel, M/T Wonder Mimosa, completed on April 29, 2026, the proposed spin-off of the Company’s tanker segment announced in March 2026 will not proceed and the related registration statement filed with the SEC was withdrawn in July 2026.

(e)  Investment in secured convertible loan notes: In September 2026, the Company, through a wholly owned subsidiary, invested $5.5 million (€4.7 million) in senior secured convertible loan notes issued by IntegrEn Limited (the “Notes”), an Irish-domiciled developer of digital infrastructure and associated energy generation assets in the United States and the United Kingdom. The Notes bear no coupon, mature on December 31, 2026, and are redeemable at a premium to their principal amount; part of the Company's entitlement may instead be converted into equity of a subsidiary of the issuer. The Notes are secured over contractual rights of the issuer group, including any refund of amounts prepaid under a supply contract, and benefit from a guarantee, provided by a third party and two group companies of the issuer, of certain deductions that may be applied against any such refund.